November 30, 2007



Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

RE:      Conseco, Inc. (File No. 001-31792)
         Form 10-K for the year ended December 31, 2006 filed March 9, 2007 Form 10-Q for the three months ended March 31, 2007 filed May 9, 2007

Dear Mr. Rosenberg:

We are responding to the telephone comments we received from your office via Mr. Jim Peklenk on October 30, 2007, in response to the Company's letter to you dated August 3, 2007. As requested in that telephone conversation, this letter sets forth the substance of the Commission's comments, as we understand them, that were conveyed verbally in the conversation, followed by the Company's response.

     1. Staff Comment: With respect to comments 2, 4 and 9 of the Commission's letter dated July 3, 2007:

               (i) Provide copies of the Company's SAB 99 analysis at December 31, 2006 and March 31, 2007 - including both quantitative and qualitative analysis.

               (ii) With respect to the Company's disclosures of the items mentioned in comments 2, 4 and 9, provide additional clarity as to what caused the out-of-period adjustments. Please provide your response in disclosure-type format, as it would be presented in future filings.

          Response: Please refer to Exhibit 1-1, attached, for background information on Conseco and the out-of-period adjustments. Please refer to Exhibit 1-2, attached, for a copy of the Company's SAB 99 analysis at December 31, 2006. Please refer to Exhibit 1-3, attached, for a copy of the Company's SAB 99 analysis at March 31, 2007. Also refer to
          Exhibit 1-4, attached, for further clarity (in disclosure-type format) as to what caused the out-of-period adjustments. We will present similar disclosures in our future filings, commencing with our Annual Report on Form 10-K for the year ended December 31, 2007.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
November 30, 2007
Page 2


     2. Staff Comment: With respect to the Company's response dated August 3, 2007, to comment 3 of the Commission's letter dated July 3, 2007, please provide the response in disclosure-type format, as it would be presented in future filings.

          Response: Please refer to Exhibit 2-1, attached, for representative revisions to our disclosures. We will present similar disclosures in our future filings, commencing with our Annual Report on Form 10-K for the year ended December 31, 2007.

     3. Staff Comment: With respect to the Company's response dated August 3, 2007, to comment 1 of the Commission's letter dated July 3, 2007:

               (i) Provide more substantive disclosure concerning management's use of non-GAAP measures in analyzing its operating results including, if applicable - budgeting process, financial analysis, monthly reporting, or compensation.

              (ii) Provide additional disclosures as to why non-GAAP measures are useful to the investor in understanding the Company's underlying business.

              (iii) Incorporate the Company's non-GAAP pre-tax operating earnings measures into its segment footnote disclosure.

          Response: Please refer to Exhibits 3-1 and 3-2, attached, for representative revisions to our disclosures. We will present similar disclosures in our future filings, commencing with our Annual Report on Form 10-K for the year ended December 31, 2007.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
November 30, 2007
Page 3

In connection with responding to your comments, the Company provides specific acknowledgment of the following:

          o The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

          o Staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

          o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call me at (317) 817-6144.

Very truly yours,

/s/ John R. Kline
-----------------
John R. Kline
Senior Vice President and
   Chief Accounting Officer

                                   Exhibit 1-1

                        Background information on Conseco
                          and out-of-period adjustments

                                  Conseco, Inc.
                      Analysis of Out-of-Period Adjustments
                             Background Information
                              as of March 31, 2007


Background on Conseco, Inc.:

     o    Large insurance holding company with assets in excess of $30 billion

     o    Predecessor emerged from bankruptcy in September 2003

     o Grew rapidly during 1990's through 19 acquisition transactions involving 44 separate life companies

     o    The Predecessor did not effectively consolidate the prior acquisitions

               o    excess expenses
               o    complications
               o    many system conversions in process

     o    Material control weakness

               o largely resulting from issues that existed prior to the fresh-start date

     o    New CEO in September 2006

               o    initiatives to remove complications and improve data quality

     o    Numerous management changes

               o prior management has had varying degrees of success in addressing Company's problems

     o Recent and developing experience in long-term care block has resulted in decrease in earnings

               o addressing through improved claim adjudication and premium rate increases

     o    Net income in recent quarters has been lower than previous quarters

               o    deficiency of prior claim reserves
               o    legal settlements
               o    changes in actuarial assumptions

                                  Conseco, Inc.
                Analysis of Out-of-Period Adjustments, continued
                             Background Information
                              as of March 31, 2007


               o    system conversions
               o reasons for the reduction in net income have been disclosed in MD&A, conference calls and press releases

     o Based on management's evaluation of the effectiveness of Conseco's disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that Conseco's disclosure controls and procedures were not effective as of December 31, 2006 and March 31, 2007.

     o A material weakness in internal control over the actuarial reporting process related to the design of controls to ensure the completeness and accuracy of certain inforce policies was identified and has been disclosed in our filings. The material weakness has resulted in adjustments to insurance policy benefits and liabilities for insurance products in the consolidated financial statements for the year ended December 31, 2006 and the quarter ended March 31, 2007.

     o The Company is actively engaged in the implementation of remediation efforts to address the material weakness in internal control. Such remediation procedures are expected to be completed in 2007. The material weakness will not be fully remediated until, in the opinion of the Company's management, the revised control procedures have been operating for a sufficient period of time to provide reasonable assurance as to their effectiveness. Accordingly, the material control weakness will not be fully remediated until the redesigned and improved control procedures have been operating for several quarters after the completion of the remediation procedures.

     o Data quality improvement initiatives have been ongoing during 2006 and 2007 which have identified out-of-period adjustments.

     o Many of the out-of-period adjustments relate to the systems used to calculate the liabilities for insurance products dating back to the date the subsidiaries were acquired by our Predecessor. The effect of these out-of-period adjustments was embedded in the account balances of the consolidated fresh-start balance sheet upon the Company's emergence from bankruptcy. Accordingly, the effect of the correcting adjustment primarily affects earnings in the period the adjustment was discovered and account balances at the fresh-start date.

Summary of Out-of-Period Adjustments:

     An analysis of the cumulative effect of the 4Q2006 out-of-period adjustments based on APB 28, paragraph 29, is as follows (dollars in millions):

                                                 2003 and
                                                   prior             2004             2005              2006
                                                 ---------           ----             ----              ----
Cumulative pre-tax effect of out-of-period
   adjustments through September 30, 2006.....      $11.0           $(4.7)             $  .9            $(7.2)

4Q2006 out-of-period adjustments:
   (a)  $7.4 million release of single premium
        annuity product reserves in Bankers Life
        segment as disclosed on page 51 of
        2006 Form 10-K........................        3.9              .6                1.1             (5.6)(a)

   (b)  $13.3 million increase to specified
        disease policy reserves (and related
        offsetting $1.6 million amortization
        effect) in Conseco Insurance Group
        segment as disclosed on page 57 of
        2006 Form 10-K........................        2.2            (4.1)              (7.7)             9.6 (b)

   (c)  $7.1 million increase to long-term care
        reserves due to changes in reserve
        estimation process in Other Business
        in Run-off segment as disclosed on
        page 64 of 2006 Form 10-K.............       (4.7)            (.2)              (2.3)             7.2 (c)
                                                    -----           -----              -----            -----

Total cumulative pre-tax effect of out-of-period
   adjustments through December 31, 2006......      $12.4           $(8.4)             $(8.0)           $ 4.0
                                                    =====           =====              =====            =====

Total pre-tax income..........................       N/A           $454.1             $503.4           $152.3
                                                                   ======             ======           ======

Cumulative pre-tax effect to pre-tax income...       N/A             (1.8)%             (1.6)%            2.6%
                                                                     ====               ====              ===

Equity........................................   $2,817.6        $3,902.2           $4,519.8         $4,713.1
                                                 ========        ========           ========         ========

Cumulative after-tax effect to equity.........         .3%            (.1)%              (.1)%             .1%
                                                       ==             ===                ===               ==

---------

     (a) Consisting of $(7.4) million effect in 4Q06, and $.6 million effect in each of 1Q06, 2Q06 and 3Q06.

     (b) Consisting of the following effects: $13.3 million in 4Q06, and $(.8) million in each of 1Q06, 2Q06 and 3Q06 related to insurance liabilities; and $(1.6) million in 4Q06 and $.1 million in each of 1Q06, 2Q06 and 3Q06 related to amortization.

     (c)  Consisting of $7.1 million effect in 4Q06 and $.1 million in 3Q2006.

     An analysis of the cumulative effect of the 1Q2007 out-of-period adjustments based on APB 28, paragraph 29, is as follows (dollars in millions):

                                                 2003 and
                                                   prior          2004         2005         2006         2007
                                                 ---------        ----         ----         ----         ----
Cumulative pre-tax effect of out-of-period
   adjustments through December 31, 2006......      $12.4         $(8.4)       $(8.0)        $4.0       $  -

1Q2007 out-of-period adjustments:
   $19.3 million release of specified
   disease reserves in Conseco Insurance
   Group segment as disclosed on page 41
   of 1Q2007 Form 10-Q........................       17.2           1.3           .4           .4        (19.3)
                                                    -----         -----        -----         ----       ------

Total cumulative pre-tax effect of out-of-period
   adjustments through March 31, 2007.........      $29.6         $(7.1)       $(7.6)        $4.4       $(19.3)
                                                    =====         =====        =====         ====       ======

Total pre-tax income..........................        N/A         $454.1       $503.4      $152.3        $16.2
                                                                  ======       ======      ======        =====

Cumulative pre-tax effect to pre-tax income...        N/A          (1.6)%        (1.5)%       2.9%      (119.1)%  (a)
                                                                   ====          ====         ===       ======

Equity........................................   $2,817.6      $3,902.2      $4,519.8    $4,713.1     $4,724.0
                                                 ========      ========      ========    ========     ========

Cumulative after-tax effect to equity.........         .7%          (.1)%         (.1)%        .1%         (.3)%
                                                       ==           ===           ===          ==          ===

---------

     (a) Total pre-tax income in 1Q2007 was unusually low due to expenses incurred related to a legal settlement, the adverse experience related to the long-term care business in our Other Business in Run-off segment and realized investment losses. The cumulative effect includes $17.2 million of out-of-period adjustments which existed in the fresh-start balance sheet upon our emergence from bankruptcy. Measured in relation to the fresh-start balance sheet with shareholders' equity of $2.5 billion, these adjustments are not material. The following summarizes the portion of the adjustment related to the fresh-start balance sheet, and the portion which affected post emergence pre-tax income:

                                                                                    As a percent    As a percent
                                                                                       of 1Q07         of 2006
                                                                           Total   pre-tax income  pre-tax income
                                                                           -----   --------------  --------------
         1Q2007 pre-tax out-of-period adjustment.......................     $ 19.3      119.1%          12.7%
                                                                                        =====           ====

         Portion resulting from changes to the fresh-start balance
            sheet......................................................      (17.2)
                                                                            ------

         1Q2007 pre-tax out-of-period adjustment affecting our
            post emergence pre-tax income..............................     $  2.1       12.9%           1.4%
                                                                            ======       ====            ===

          The significance of the 1Q2007 adjustment is largely due to the low 1Q2007 earnings.

          In determining materiality pursuant to APB Opinion No. 28, "Interim Financial Reporting," for the purpose of reporting the cumulative effect of a correction of an error, amounts should be related to income for the full fiscal year and also to the trend in earnings. Conseco's pre-tax income for 2006 was $152.3 million (or $327.0 million excluding costs related to a legal settlement).

                                   Exhibit 1-2

                                 SAB 99 Analysis
                                December 31, 2006

                                  Conseco, Inc.
                      Analysis of Out-of-Period Adjustments
                                      4Q06
                              (Dollars in millions)

The following analysis has been prepared to analyze the effect of the out-of-period adjustments in 4Q06 and YTD 2006. We have summarized quarterly information for 2006 and 2005 since our Form 10-K presents two years of unaudited consolidated quarterly financial data. During 2006, we recorded $174.7 million of costs related to a legal settlement. To illustrate the effect of the settlement on our earnings, we have presented amounts on an "as reported" and "excluding costs related to a legal settlement" basis for the purpose of this analysis.

Our conclusions are summarized below:

     o The effect of the out-of-period differences is not significant to consolidated earnings or shareholders' equity:

                                                                                                Excluding
                                                                                              costs related to
                                                                        As reported          a legal settlement (a)
                                                                     ------------------      ------------------
                                                         Dollars     Percent     Amount      Percent     Amount
                                                         -------     -------     ------      -------     ------
         Effect on 2006 pre-tax income.................   $4.0        2.6%       $  152.3    1.2%      $  327.0

         Effect on 2006 net income.....................    2.6        2.7%           96.5    1.2%         210.1

         Effect on 2006 shareholders' equity...........    2.6         .1%        4,713.1     .1%       4,826.7

         ----------

         (a) During 2006, we recorded $174.7 million of costs related to a legal settlement. This settlement was specifically identified in our income statement given the materiality of the legal settlement and its unusual nature.

     o Results for 4Q06 will be presented in a summarized table included in the notes to our financial statements.

As shown in the following schedule, our recent results have been significantly worse than prior periods. This decrease is primarily due to a significant legal settlement in 2Q06 and the recent adverse experience in our long-term care block in the Other Business in Run-off segment. The out-of-period adjustments in these periods did not distort the downward trend of our earnings (with or without the adjustments).

                                                                 Reported net
                                                                 income (loss)      Out-of-period
                                                                  before tax        adjustments        Percent
                                                                  ----------        -----------        -------
                  2004.......................................       $454.1            $ (8.4)           (1.8) %

                  1Q05.......................................        127.2              (2.3)           (1.8)%
                  2Q05.......................................        139.9                .4              .3 %
                  3Q05.......................................        121.4               4.0             3.3 %
                  4Q05.......................................        114.9             (10.1)           (8.8)%

                  2005.......................................        503.4              (8.0)           (1.6)%

                  1Q06.......................................        101.1              (7.0)           (6.9)%
                  2Q06.......................................        (34.9)              2.6             7.4 %
                  2Q06 excluding $174.7 million
                    tentative settlement.....................        139.8               2.6             1.9 %
                  3Q06.......................................         76.7              (3.0)           (3.9)%
                  4Q06.......................................          9.4              11.4           121.3 %

                  2006.......................................        152.3               4.0             2.6 %

In quarters where the percentage of accumulated adjustments to pre-tax income exceeds 5 percent, the pre-tax income for those quarters was lower than the results for a typical quarter. In addition, in determining materiality pursuant to APB Opinion No. 28, "Interim Financial Reporting", for the purpose of reporting the cumulative effect of a correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend in earnings. The effect of the out-of-period adjustments did not change the trend of earnings. Fourth quarter results are not separately presented for segments.

     o The out-of-period adjustments do not mask a change in earnings or other trends.

          Management has prepared a SAB 99 trend analysis (attached) and observed that the out-of-period adjustments did not affect any earnings trends.

     o The out-of-period adjustments do not hide a failure to meet analyst's consensus expectations.

          Our operating earnings per share of 4(cent) were significantly below analysts estimates of 37(cent). The effect of the out-of-period adjustments is an increase to earnings per share of 5(cent) which is significantly below analysts estimates for 4Q2006.

     o The out-of-period adjustments do not affect our compliance with regulatory requirements and do not have a material effect on statutory earnings.

          The out-of-period adjustments would increase statutory earnings of Conseco Senior Health (the only subsidiary whose earnings were significantly affected by the adjustments made in 4Q2006). However, Conseco Senior Health will have a significant statutory loss, even after considering the effects of the out-of-period adjustments.

     o The out-of-period adjustments did not occur as a result of fraud and was not intentional.

          The out-of-period adjustments were discovered through normal quarter-end closing procedures and our data quality improvement initiatives. The out-of-period adjustments related to the long-term care run-off block were discovered in conjunction with improvements made to the claim estimation process in 4Q2006.

     o The out-of-period adjustments did not have an effect on our compliance with loan covenants.

Effect of out-of-period adjustments on segment disclosures:

     o Management does not believe the effect of out-of-period adjustments on the earnings of our segments would, in light of surrounding circumstances, make it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement.

               Other Business in Run-off segment.

                    o This segment represents lines of business which are run-off blocks. This block has experienced significant volatility in recent periods.

                    o The operating earnings of this segment have been volatile. Such volatility has been experienced by other insurance companies with large long-term care insurance blocks of business.

                             Period                      Income (loss) before taxes
                             ------                      --------------------------
                              2004............................     $ 70.3
                              1Q05............................       23.6
                              2Q05............................       23.8
                              3Q05............................       16.1
                              4Q05............................       14.2
                              1Q06............................       27.0
                              2Q06............................        5.4
                              3Q06............................      (23.8)
                              4Q06............................      (58.5)

               o This segment's out-of-period adjustments totaled $.5 million representing 1.0% of total 2006 pre-tax earnings in the Other Business in Run-off segment.

               o The business in this segment will not grow since no new business is being written in it.

          Conseco Insurance Group segment earnings analysis - 2006

                             Period                      Income (loss) before taxes
                             ------                      --------------------------
                              2004............................     $270.5
                              1Q05............................       63.5
                              2Q05............................       71.3
                              3Q05............................       64.3
                              4Q05............................       61.0
                              1Q06............................       38.3
                              2Q06............................      (93.3)
                              2Q06 excluding $165.8
                                million tentative litigation
                                settlement....................       72.5
                              3Q06............................       54.4
                              4Q06............................       20.0

               o This segment's out-of-period adjustments totaled $11.4 million representing 6.2% of total 2006 pre-tax segment income excluding the $165.8 million tentative litigation settlement.

          Bankers Life segment earnings analysis - 2006

                             Period                          Income before taxes
                             ------                          -------------------
                              2004............................     $221.5
                              1Q05............................       54.0
                              2Q05............................       63.7
                              3Q05............................       52.4
                              4Q05............................       61.1
                              1Q06............................       56.2
                              2Q06............................       62.3
                              3Q06............................       63.1
                              4Q06............................       60.5

               o This segment's out-of-period adjustments totaled $7.9 million representing 3.3% of total 2006 pre-tax segment income.

     o The Company has recognized the effect of the out-of-period adjustments in the Company's consolidated financial statements in the period the adjustments were identified. Such adjustments are discussed in the Company's 2006 Form 10-K.

     o Among other things, analysts and investors review various financial metrics of the Company including: (i) operating earnings; (ii) operating earnings per share; (iii) pre-tax operating earnings of our core segments; and (iv) benefit ratios. As indicated throughout our analysis of the out-of-period adjustments, several of the adjustments related to our Other Business in Run-off segment which is not a core business segment. These adjustments have not changed the trend of the "as reported" amounts.

Overall conclusion:

          Based on the Company's analysis, we have concluded that the effect of out-of-period adjustments recognized in 4Q06 and YTD 2006 is not material to our financial statements. These adjustments were communicated to the Audit Committee at the March 5, 2007 meeting.

Conseco, Inc.
Year Ended December 31, 2006
SAB 99 Review - Analysis of Impact on Specific Accounts in Income Statement (dollars in millions)

                                                                                               Effect of
                                    Before Effect of      Effect of                          Out-of-Period
                                      Out-of-Period     Out-of-Period          As           Adjustments to
                                       Adjustments       Adjustments        Reported      as Reported Amount
                                       -----------       -----------        --------      ------------------
Insurance policy benefits............   $3,060.8             $7.6          $3,068.4              .2%

Amortization.........................     $424.7            $(1.3)           $423.4             (.3)%

Other operating costs and expenses...     $751.4            $(2.3)           $749.1             (.3)%

Other operating costs and expenses,
   excluding $174.7 million charge
   related to the tentative litigation
   settlement........................     $576.7            $(2.3)           $574.4             (.4)%

Conseco, Inc.
4Q06 Cumulative Effect of Out-of-Period Adjustments in Conseco Insurance Group Segment
(dollars in millions)

                          Quarter of                    2004                                                               2005
                           discovery      Prior          YTD          1Q05         2Q05          3Q05          4Q05         YTD
                           ---------      -----          ---          ----         ----          ----          ----         ---
Cumulative effect
   from prior periods...                    $7.4      $  3.5        $  .7        $(2.5)        $  .4        $(11.3)     $(12.7)

Increase to insurance
   liabilities for certain
   specified disease
   policies that had not
   been established .....     4Q2006         2.2        (4.1)        (1.9)        (1.9)         (1.9)         (2.0)       (7.7)
                                            ----      ------        -----        -----         -----        ------      ------

Total Conseco Insurance
   Group.................                   $9.6      $  (.6)       $(1.2)       $(4.4)        $(1.5)       $(13.3)     $(20.4)
                                            ====      ======        =====        =====         =====        ======      ======

Segment earnings.........                             $270.5                                                             $260.1

Effect of tentative
   litigation settlement.                                 -                                                                 -
                                                      ------                                                             -----

Segment earnings (net of
   tentative litigation
   settlement)...........                             $270.5                                                             $260.1
                                                      ======                                                             ======

% Effect of out-of-period
   adjustments...........                               (.22)%                                                            (7.84)%
                                                        ====                                                              =====

Specified disease benefit
   ratios:
As reported..............                               71.0%                                                              76.2%
As adjusted for impact
   of out-of-period
   adjustments...........                               72.2%                                                              79.5%


                          (continued on following page)

Conseco, Inc.
4Q06 Cumulative Effect of Out-of-Period Adjustments in Conseco Insurance Group Segment, continued (dollars in millions)

                         (continued from previous page)

                                                                                                 2006
                                          1Q06          2Q06          3Q06         4Q06           YTD
                                          ----          ----          ----         ----           ---
Cumulative effect
   from prior periods................      $1.8         $  -         $  -          $  -         $ 1.8

Increase to insurance
   liabilities for certain
   specified disease
   policies that had not
   been established..................       (.7)         (.7)         (.7)          11.7          9.6
                                           ----         ----         ----          -----        -----

Total Conseco Insurance
   Group.............................      $1.1         $(.7)        $(.7)         $11.7        $11.4
                                           ====         ====         ====          =====        =====

Segment earnings.....................                                                          $ 19.4

Effect of tentative
   litigation settlement.............                                                           165.8
                                                                                               ------

Segment earnings (net of
   tentative litigation
   settlement).......................                                                          $185.2
                                                                                               ======

% Effect of out-of-period
   adjustments.......................                                                           6.16%
                                                                                                ====

Specified disease benefit
   ratios:
As reported..........................                                                            79.0%
As adjusted for impact
   of out-of-period adjustments......                                                            76.0%

Conseco, Inc.
4Q06 Cumulative Effect of Out-of-Period Adjustments in Bankers Life Segment (dollars in millions)

                          Quarter of                    2004                                                               2005
                           discovery      Prior          YTD          1Q05         2Q05          3Q05          4Q05        YTD
                           ---------      -----          ---          ----         ----          ----          ----        ---
Cumulative effect
   from prior periods...                   $15.7        $(2.9)       $(6.8)       $(8.5)         $4.6         $.2        $(10.5)

Reduction of insurance
   liabilities for certain
   single premium
   annuities that are
   no longer in force...    4Q2006           3.9           .6           .2           .3            .3          .3           1.1
                                           -----        -----        -----        -----          ----         ---        ------

Total Bankers Life......                   $19.6        $(2.3)       $(6.6)       $(8.2)         $4.9         $.5        $ (9.4)
                                           =====        =====        =====        =====          ====         ===        ======

Segment earnings........                               $221.5                                                           $231.2
                                                       ======                                                           ======

% Effect of out-of-period
   adjustments..........                                (1.04)%                                                           (4.07)%
                                                        =====                                                             =====

Long-term care benefit ratios:
As reported.............                                 89.3%                                                             93.6%
As adjusted for impact
   of out-of-period
   adjustments..........                                 89.6%                                                             95.8%

                                                                                   2006
                             1Q06          2Q06          3Q06          4Q06        YTD
                             ----          ----          ----          ----        ---
Cumulative effect
   from prior periods...    $ -            $ .7         $(3.0)       $  -         $(2.3)

Reduction of insurance
   liabilities for certain
   single premium
   annuities that are
   no longer in force...     .6              .6            .6         (7.4)        (5.6)
                            ---            ----         -----        -----        -----

Total Bankers Life......    $.6            $1.3         $(2.4)       $(7.4)       $(7.9)
                            ===            ====         =====        =====        =====

Segment earnings........                                                         $242.1
                                                                                 ======

% Effect of out-of-period
   adjustments..........                                                          (3.26)%
                                                                                  =====

Long-term care benefit ratios:
As reported.............                                                           99.5%
As adjusted for impact
   of out-of-period
   adjustments..........                                                           99.5%

Conseco, Inc.
4Q06 Cumulative Effect of Out-of-Period Adjustments in Colonial Penn Segment (dollars in millions)

                          Quarter of                    2004                                                              2005
                           discovery      Prior          YTD          1Q05         2Q05          3Q05          4Q05       YTD
                           ---------      -----          ---          ----         ----          ----          ----       ---
Cumulative effect
   from prior periods...                   $ -         $  -          $(.9)         $(.9)         $(.9)         $2.7      $  -
                                           ====        =====         ====          ====          ====          ====      =====

Segment earnings........                               $20.1                                                             $20.6
                                                       =====                                                             =====

% Effect of out-of-
   period adjustments...                                 -  %                                                               - %
                                                       =====                                                             =====

                                                                                   2006
                             1Q06         2Q06          3Q06          4Q06         YTD
                             ----         ----          ----          ----         ---
Cumulative effect
   from prior periods...      $ -          $ -         $ -           $ -           $  -
                              =====        =====       =====         =====         =====

Segment earnings........                                                           $21.8
                                                                                   =====

% Effect of out-of-
   period adjustments...                                                              - %
                                                                                   =====

Note: The Colonial Penn Segment was not affected by the 4Q06 out-of-period adjustments.

Conseco, Inc.
4Q06 Cumulative Effect of Out-of-Period Adjustments in Other Business in Run-off Segment
(dollars in millions)

                          Quarter of                    2004                                                               2005
                           discovery      Prior          YTD          1Q05         2Q05          3Q05         4Q05          YTD
                           ---------      -----          ---          ----         ----          ----         ----          ---
Cumulative effect
   from prior periods...                  $(12.1)      $(5.3)         $6.3        $13.9          $1.3         $ 2.6       $24.1

Changes made to our
   reserve estimation
   process..............      4Q2006        (4.7)        (.2)           .1           -             .2          (2.6)       (2.3)
                                          ------       -----          ----        -----          ----         -----       -----

Total Other Business
   in Run-off...........                  $(16.8)      $(5.5)         $6.4        $13.9          $1.5         $  -        $21.8
                                          ======       =====          ====        =====          ====         =====       =====

Segment earnings........                               $70.3                                                              $77.7
                                                       =====                                                              =====

% Effect of out-of-
   period adjustments...                               (7.82)%                                                            28.06%
                                                       =====                                                              =====

Long-term care benefit ratios:
As reported.............                                97.5%                                                              97.8%
As adjusted for impact
   of out-of-period
   adjustments..........                                98.9%                                                              91.7%

                                                                                      2006
                               1Q06         2Q06          3Q06          4Q06          YTD
                               ----         ----          ----          ----          ---
Cumulative effect
   from prior periods...      $(8.7)        $2.0          $ -           $ -         $ (6.7)

Changes made to our
   reserve estimation
   process..............        -            -             .1            7.1           7.2
                              -----         ----          ---           ----        ------

Total Other Business in
   Run-off..............      $(8.7)        $2.0          $.1           $7.1        $   .5
                              =====         ====          ===           ====        ======

Segment earnings........                                                            $(49.9)
                                                                                    ======

% Effect of out-of-
   period adjustments...                                                             (1.00)%
                                                                                     =====

Long-term care benefit ratios:
As reported.............                                                             135.9%
As adjusted for impact
   of out-of-period
   adjustments..........                                                             135.7%

Conseco, Inc.
4Q06 Cumulative Effect of Out-of-Period Adjustments on a Consolidated Basis (dollars in millions)

                          Quarter of                    2004                                                               2005
                           discovery      Prior          YTD          1Q05         2Q05          3Q05         4Q05          YTD
                           ---------      -----          ---          ----         ----          ----         ----          ---
Cumulative effect of all
   out-of-period
   adjustments..........                   $12.4       $(8.4)        $(2.3)        $.4           $4.0        $(10.1)      $(8.0)
                                           =====       =====         =====         ===           ====        ======       ======

                                                                                   2006
                             1Q06         2Q06          3Q06          4Q06          YTD
                             ----         ----          ----          ----          ---
Cumulative effect of all
   out-of-period
   adjustments..........    $(7.0)        $2.6         $(3.0)        $11.4         $4.0
                            =====         ====         =====         =====         ====

                               2004         2005          2006
                               YTD          YTD           YTD
                               ---          ---           ---
Total pre-tax earnings..      $454.1       $503.4       $152.3
                              ======       ======       ======

% Effect of out-of-
   period adjustments...       (1.8)%       (1.6)%         2.6%
                               ====         ====           ===


Note: The amounts summarized on this page are the consolidated effects of the out-of-period adjustments (i.e., the totals of amounts summarized on pages 16 through 20).

                                   Exhibit 1-3

                                 SAB 99 Analysis
                                 March 31, 2007

                                  Conseco, Inc.
                      Analysis of Out-of-Period Adjustments
                                      1Q07
                              (Dollars in millions)


The following analysis has been prepared to determine the effect of the out-of-period adjustments discovered in 1Q07.

     o During 1Q07, the Company's income statement included a $19.3 million pre-tax out-of-period adjustment related to a reserve overstatement, $17.2 million of which was embedded in the account balances of our consolidated balance sheet at the fresh-start date.

     o The effect of the change in the adjustment on our post fresh-start income statement was not material in periods through December 31, 2006. For example, the total adjustment for this item was $17.2 million at the fresh-start date and was $19.3 million at March 31, 2007.

     o Our actuaries have determined that the magnitude of the change in the adjustment was gradual - no individual period was significantly affected.

     o Accordingly, the change in the adjustment has not been significant to post fresh-start periods through December 31, 2006: earnings in those periods were only affected by $2.1 million, or approximately $.1 million per quarter.

     o The nature of the out-of-period adjustment is described in a report we provided to the Audit Committee.

     o When analyzing out-of-period adjustments, we consider the cause of the adjustment and whether it originated prior to the fresh-start date. We also consider the qualitative and quantitative effects of the adjustments on our post fresh-start earnings. Based on these considerations, Conseco has consistently treated out-of-period adjustments resulting from changes in account balances in the consolidated balance sheet at the fresh-start date in the income statement in the period the item is identified.

     o The $17.2 million adjustment related to the fresh-start balance sheet resulted from a coding error dating back to the date a subsidiary was acquired by our Predecessor. Measured in relation to the fresh-start balance sheet with shareholders' equity of $2.5 billion, the adjustment is not material (less than 1 percent of equity). In addition, if the adjustment had been corrected it would not have changed the value of Conseco at the fresh-start date, since such value was based on an independent appraisal approved by the bankruptcy court.

     o It is necessary to make numerous estimates when establishing the account balances in a fresh-start balance sheet. The magnitude of the adjustments we have discovered are not unexpected.

     o The $2.1 million effect of the adjustments on earnings in the post fresh-start periods through December 31, 2006 is immaterial based on the effect such adjustment would have on net income during each quarterly period. Although it represents more than 5 percent of 1Q2007 net income, such effect is large given low 1Q2007 earnings.

     o The $17.2 million out-of-period adjustment to correct reserve balances that have been overstated since the fresh-start date is large in relation to 1Q2007 earnings, but does not create an unusual trend or improve 1Q2007 earnings to meet analysts' expectations. 1Q2007 earnings are well below expectations with or without the adjustment. The significance of the 1Q2007 adjustment is largely due to the low 1Q2007 earnings.

     o The Company's common stock has been recently trading at a discount to book value. Analysts covering the Company have noted this in their reports. Given the market's focus on book value (in addition to income measures), we also considered the effect of the 1Q2007 out-of-period adjustment on certain balance sheet account balances.

     o The amount of the out-of-period adjustment is only .074 percent of our total insurance liabilities.

     o Conseco's shareholders' equity at March 31, 2007 was $4,724.0 million. The after tax adjustment is only .265 percent of such amount.

     o Conseco's total assets at March 31, 2007 were $33,154.2 million. The adjustment is only .058 percent of such amount.

     o Conseco's total revenue in 2006 was $4,467.4 million. The adjustment is only .4 percent of such amount.

     o Conseco's total revenue for 1Q2007 was $1,114.5 million. The adjustment is only 1.7 percent of such amount.

     o Conseco has disclosed the effect of the adjustment on the results of our specified disease block of business. Such disclosure is included in the 1Q2007 MD&A.

     o On a consolidated basis, the adjustment did not have a significant impact on our aggregate interest-adjusted health benefit ratio. Such ratio was 65.9 percent before the adjustment and is 62.2 percent after the adjustment.

     o The adjustment is also not material in relationship to the total reserves for the specified disease block of business. Average specified disease reserves were $2,223.6 million in 1Q2007. The adjustment only represented .868 percent of such amount.

     o Conseco's operating return on equity (as defined in our periodic investor call presentation materials) is not materially effected by the adjustment. Such returns are also below our peer companies before and after the adjustment. For example, such metric was 2.3 percent for the trailing 12 months ended March 31, 2007. On a pro forma basis before the adjustment such metric was 2.0 percent.

     o The 1Q2007 adjustment and our accounting treatment have been discussed with our outside SEC legal counsel, which expressed no objection to the Company's position. We incorporated our outside legal counsel's comments on the adjustment into our disclosures.

     o As shown in the following table, our recent results have been significantly worse than periods prior to 2Q06. This decrease is primarily due to a significant legal settlement in 2Q06 and the recent adverse experience in our long-term care block in the Other Business in Run-off segment.

                                                                                      Cumulative
                                                                 Reported net         effect of
                                                                 income (loss)       out-of-period
                                                                  before tax          adjustments      Percent
                                                                  ----------          -----------      -------
                  2005.....................................          $503.4             $(7.6)          (1.5)%

                  1Q06.....................................           101.1              (6.9)          (6.8)%
                  2Q06.....................................           (34.9)              2.7            7.7 %
                  2Q06 excluding $174.7 million
                    tentative settlement...................           139.8               2.7            1.9 %
                  3Q06.....................................            76.7              (2.9)          (3.8)%
                  4Q06.....................................             9.4              11.5          122.3 %

                  2006.....................................           152.3               4.4            2.9%

                  1Q07 based on out-of-period
                      adjustments affecting post
                      fresh-start periods through
                      December 31, 2006....................            16.2              (2.1)         (13.0)%
                  1Q07 including the effect of the
                      out-of-period adjustments
                      relating to the fresh-start balance
                      sheet of $17.2 million...............            16.2             (19.3)        (119.1)%

In quarters where the percentage of accumulated adjustments to pre-tax income exceeds 5 percent, the pre-tax income for those quarters was lower than the results for a typical quarter. In addition, in determining materiality pursuant to APB Opinion No. 28, "Interim Financial Reporting", for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend in earnings. The effect of the out-of-period adjustments did not change the trend of earnings. See note (a) on page 8 for an analysis of the 1Q2007 out-of-period adjustment compared to a measure of income for a full fiscal year.

     o The out-of-period adjustments do not mask a change in earnings or other trends.

          Management has prepared a SAB 99 trend analysis (attached) and observed that the out-of-period adjustments did not affect any earnings trends.

     o The out-of-period adjustments do not hide a failure to meet analyst's consensus expectations.

          Our operating earnings per share of 10(cent) were significantly below analysts' estimates of 34(cent). The effect of the out-of-period adjustments, including the out-of-period adjustment related to the fresh-start balance sheet of $17.2 million, is a decrease to earnings per share of 8(cent) which is significantly below analysts' estimates for 1Q2007.

     o The out-of-period adjustments do not affect our compliance with regulatory requirements and do not have a material effect on statutory earnings.

          The out-of-period adjustments would increase statutory earnings of Conseco Health. Conseco Health was in compliance with all regulatory requirements prior to the effects of the out-of-period adjustments.

     o The out-of-period adjustments did not occur as a result of fraud and were not intentional.

          The out-of-period adjustments were discovered through normal quarter-end closing procedures and our efforts to remediate our material control weakness. The out-of-period adjustments related to the specified disease block of business and were discovered in conjunction with our data quality initiatives.

     o The out-of-period adjustments had no effect on our compliance with loan covenants.

Effect of out-of-period adjustments on segment disclosures:

     o Management does not believe the effect of out-of-period adjustments on the earnings of our segments would, in light of surrounding circumstances, make it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement.

          Conseco Insurance Group segment earnings analysis:

                      Period                      Income (loss) before taxes
                      ------                      --------------------------
                      1Q05............................     $ 63.5
                      2Q05............................       71.3
                      3Q05............................       64.3
                      4Q05............................       61.0
                      1Q06............................       38.3
                      2Q06............................      (93.3)
                      2Q06 excluding $165.8
                         million tentative litigation
                         settlement...................       72.5
                      3Q06............................       54.4
                      4Q06............................       20.0
                      1Q07............................       35.4

               o This segment's out-of-period adjustments (including the out-of-period adjustment related to the fresh-start balance sheet of $17.2 million) totaled $19.3 million which did not change the trend of 1Q07 earnings for the Conseco Insurance Group segment.

     o The Company has recognized the effect of the out-of-period adjustments in the Company's consolidated financial statements in the period the adjustments were identified. The 1Q2007 adjustment is discussed in the Company's 1Q07 Form 10-Q to explain fluctuations in the Company's results.

     o Among other things, analysts and investors review various financial metrics of the Company including: (i) operating earnings; (ii) operating earnings per share; (iii) pre-tax operating earnings of our core segments; and (iv) benefit ratios. As indicated throughout our analysis of the out-of-period adjustments, such adjustments have not changed the trend of the "as reported" amounts.

Overall conclusion:

          Based on the Company's analysis, we have concluded that the effect of out-of-period adjustments recognized in 1Q07 is not material to our financial statements. This adjustment was communicated to the Audit Committee at the May 1, 2007 meeting.

Conseco, Inc.
1Q2007
SAB 99 Review - Analysis of Impact on Specific Accounts in Income Statement (dollars in millions)

                                                                                               Effect of
                                    Before Effect of      Effect of                          Out-of-Period
                                      Out-of-Period     Out-of-Period          As            Adjustment to
                                       Adjustment        Adjustment         Reported      as Reported Amount
                                       ----------        ----------         --------      ------------------
Insurance policy benefits............     $820.6           $(19.3)           $801.3              (2.4)%

Conseco, Inc.
1Q07 Cumulative Effect of Out-of-Period Adjustments in Conseco Insurance Group Segment
(dollars in millions)

                          Quarter of                    2004                                                               2005
                           discovery      Prior          YTD          1Q05         2Q05          3Q05         4Q05         YTD
                           ---------      -----          ---          ----         ----          ----         ----         ---
Cumulative effect
   from prior periods...                   $ 9.6       $  (.6)       $(1.2)       $(4.4)        $(1.5)       $(13.3)     $(20.4)

Effect of inaccurate
   coding related to
   return of premium
   benefit on specified
   disease policies......     1Q2007        18.1           .4           .1           .1            .1            .1          .4
                                           -----       ------        -----        -----         -----        ------      ------

Total Conseco Insurance
   Group.................                  $27.7       $  (.2)       $(1.1)       $(4.3)        $(1.4)       $(13.2)     $(20.0)
                                           =====       ======        =====        =====         =====        ======      ======

Segment earnings.........                              $270.5                                                            $260.1

Effect of tentative
   litigation settlement.                                 -                                                                 -
                                                       ------                                                            ------

Segment earnings (net of
   tentative litigation
   settlement)...........                              $270.5                                                            $260.1
                                                       ======                                                            ======

% Effect of out-of-period
   adjustments...........                                (.07)%                                                           (7.69)%
                                                         ====                                                             =====

Specified disease benefit
   ratios:
As reported..............                                71.0%                                                             76.2%
As adjusted for impact
   of out-of-period
   adjustments...........                                72.1%                                                             79.4%


                          (continued on following page)

Conseco, Inc.
1Q07 Cumulative Effect of Out-of-Period Adjustments in Conseco Insurance Group Segment, continued (dollars in millions)

                         (continued from previous page)

                                                                                                 2006
                                          1Q06          2Q06          3Q06         4Q06          YTD         1Q07
                                          ----          ----          ----         ----          ---         ----
Cumulative effect
   from prior periods................     $1.1         $(.7)        $(.7)         $11.7         $ 11.4       $  -

Effect of inaccurate
   coding related to
   return of premium
   benefit on specified
   disease policies..................       .1           .1           .1             .1             .4        (19.3)
                                          ----         ----         ----          -----         ------       ------

Total Conseco Insurance
   Group.............................     $1.2         $(.6)        $(.6)         $11.8         $ 11.8       $(19.3)
                                          ====         ====         ====          =====         ======       ======

Segment earnings.....................                                                           $ 19.4       $ 35.4

Effect of tentative
   litigation settlement.............                                                            165.8          6.5
                                                                                                ------       ------

Segment earnings (net of
   tentative litigation
   settlement).......................                                                           $185.2       $ 41.9
                                                                                                ======       ======

% Effect of out-of-period
   adjustments.......................                                                             6.37%      (46.06)%
                                                                                                  ====       ======

Specified disease benefit
   ratios:
As reported..........................                                                             79.0%        53.2%
As adjusted for impact
   of out-of-period adjustments......                                                             75.9%        74.6%

Conseco, Inc.
1Q07 Cumulative Effect of Out-of-Period Adjustments in Bankers Life Segment (dollars in millions)

                          Quarter of                    2004                                                              2005
                           discovery      Prior         YTD          1Q05         2Q05          3Q05          4Q05        YTD
                           ---------      -----         ---          ----         ----          ----          ----        ---
Cumulative effect
   from prior periods...                   $19.6       $ (2.3)       $(6.6)       $(8.2)         $4.9         $.5        $ (9.4)
                                           =====       ======        =====        =====          ====         ===        ======

Segment earnings........                               $221.5                                                            $231.2
                                                       ======                                                            ======

% Effect of out-of-
   period adjustments...                               (1.04)%                                                            (4.07)%
                                                       =====                                                              =====

                                                                                   2006
                             1Q06         2Q06          3Q06          4Q06          YTD          1Q07
                             ----         ----          ----          ----          ---          ----
Cumulative effect
   from prior periods...     $.6          $1.3         $(2.4)        $(7.4)       $ (7.9)       $  -
                             ===          ====         =====         =====        ======        =====

Segment earnings........                                                          $242.1
                                                                                  ======

% Effect of out-of-
   period adjustments...                                                          (3.26)%
                                                                                  =====

Note: The Bankers Life segment was not affected by the 1Q07 out-of-period adjustment.

Conseco, Inc.
1Q07 Cumulative Effect of Out-of-Period Adjustments in Colonial Penn Segment (dollars in millions)

                           Quarter of                   2004                                                               2005
                           discovery      Prior         YTD          1Q05         2Q05          3Q05          4Q05         YTD
                           ---------      -----         ---          ----         ----          ----          ----         ---
Cumulative effect
   from prior periods...                   $ -         $  -          $(.9)        $(.9)         $(.9)         $2.7        $  -
                                           ====        =====         =====        ====          ====          ====        =====

Segment earnings........                               $20.1                                                              $20.6
                                                       =====                                                              =====

% Effect of out-of-period
   adjustments..........                                 -  %                                                                - %
                                                       =====                                                              =====

                                                                                   2006
                             1Q06         2Q06          3Q06          4Q06          YTD          1Q07
                             ----         ----          ----          ----          ---          ----
Cumulative effect
   from prior periods...     $ -          $ -          $ -           $ -           $  -          $  -
                             ====         ====         ====          =====         =====         =====

Segment earnings........                                                           $21.8
                                                                                   =====

% Effect of out-of-period
   adjustments..........                                                              - %
                                                                                   =====

Note: The Colonial Penn segment was not affected by the 1Q07 out-of-period adjustment.

Conseco, Inc.
1Q07 Cumulative Effect of Out-of-Period Adjustments in Other Business in Run-off Segment
(dollars in millions)

                          Quarter of                    2004                                                               2005
                           discovery      Prior         YTD          1Q05         2Q05          3Q05         4Q05          YTD
                           ---------      -----         ---          ----         ----          ----         ----          ---
Cumulative effect
   from prior periods...                  $(16.8)      $(5.5)         $6.4        $13.9          $1.5        $  -         $21.8
                                          ======       =====          ====        =====          ====        ======       =====

Segment earnings........                               $70.3                                                              $77.7
                                                       =====                                                              =====

% Effect of out-of-
   period adjustments...                               (7.82)%                                                            28.06%
                                                       =====                                                              =====

                                                                                  2006
                             1Q06         2Q06        3Q06          4Q06          YTD          1Q07
                             ----         ----        ----          ----          ---          ----
Cumulative effect
   from prior periods...    $(8.7)        $2.0        $.1           $7.1         $   .5        $ -
                            =====         ====        ===           ====         ======        ====

Segment earnings........                                                         $(49.9)
                                                                                 ======

% Effect of out-of-
   period adjustments...                                                         (1.00)%
                                                                                 =====

Note: The Other Business in Run-off segment was not affected by the 1Q07 out-of-period adjustment.

Conseco, Inc.
1Q07 Cumulative Effect of Out-of-Period Adjustments
(dollars in millions)

                          Quarter of                    2004                                                               2005
                           discovery      Prior         YTD          1Q05         2Q05          3Q05         4Q05          YTD
                           ---------      -----         ---          ----         ----          ----         ----          ---
Cumulative effect of all
   out-of-period
   adjustments..........                   $30.5       $(8.0)        $(2.2)       $.5            $4.1        $(10.0)      $(7.6)
                                           =====       =====         =====        ===            ====        ======       ======

                                                                                   2006
                              1Q06         2Q06          3Q06          4Q06        YTD          1Q07
                              ----         ----          ----          ----        ---          ----
Cumulative effect of all
   out-of-period
   adjustments..........     $(6.9)        $2.7         $(2.9)        $11.5         $4.4       $(19.3)
                             =====         ====         =====         =====         ====       ======

                               2004         2005         2006
                               YTD          YTD          YTD         1Q07
                               ---          ---          ---         ----
Total pre-tax earnings..      $454.1       $503.4       $152.3       $16.2
                              ======       ======       ======       =====

% Effect of out-of-
   period adjustments...        (1.8)%       (1.5)%        2.9%     (119.1)% (a)
                                ====         ====          ===      ======

---------

     (a) Total pre-tax income in 1Q2007 was unusually low due to expenses incurred related to a legal settlement, the adverse experience related to the long-term care business in our Other Business in Run-off segment and realized investment losses. The cumulative effect includes $17.2 million of out-of-period adjustments which existed in the fresh-start balance sheet upon our emergence from bankruptcy. Measured in relation to the fresh-start balance sheet with shareholders' equity of $2.5 billion, these adjustments are not material. The following summarizes the portion of the adjustment related to the fresh-start balance sheet, and the portion which affected post emergence pre-tax income: As a percent As a percent of 1Q07 of 2006 Total pre-tax income pre-tax income

                                                                                      As a percent    As a percent
                                                                                        of 1Q07         of 2006
                                                                            Total    pre-tax income  pre-tax income
                                                                            -----    --------------  --------------
          1Q2007 pre-tax out-of-period adjustment.......................     $ 19.3      119.1%          12.7%
                                                                                         =====           ====

          Portion resulting from changes to the fresh-start balance
            sheet......................................................       (17.2)
                                                                             ------

          1Q2007 pre-tax out-of-period adjustment affecting our
             post emergence pre-tax income..............................     $  2.1       12.9%           1.4%
                                                                             ======       ====            ===

          The significance of the 1Q2007 adjustment is largely due to the low 1Q2007 earnings.

          In determining materiality pursuant to APB Opinion No. 28, "Interim Financial Reporting," for the purpose of reporting the cumulative effect of a correction of an error, amounts should be related to income for the full fiscal year and also to the trend in earnings. Conseco's pre-tax income for 2006 was $152.3 million (or $327.0 million excluding costs related to a legal settlement).

                                   Exhibit 1-4

                         Revised Disclosures to Provide
                          Additional Clarity of Certain
                                   Adjustments

Form 10-Q - March 31, 2007
Results of Operations, page 35
Conseco Insurance Group, page 41
Revised Disclosure Related to Release of $19.3 million

The benefit ratio in the first quarter of 2007 reflects a release of reserves totaling $19.3 million related to the return of premium benefit on specified disease policies. During the first quarter of 2007, we determined that the coding in our administrative system related to policies with the return of premium rider was inaccurate resulting in an overstatement of reserves. The adjustments generally resulted from a change in a policy administration system which occurred in September 1998 following the acquisition of one of our insurance subsidiaries by our Predecessor. After the conversion, certain data fields necessary to appropriately calculate the liabilities for insurance products for certain return of premium benefits were not properly coded. These adjustments only affected the actuarial calculations of liabilities for insurance products; the insurance policy benefits paid to policyholders were not affected. The benefit ratio excluding this release of reserves was 74.6 percent in the first quarter of 2007. The benefit ratio for the first quarter of 2006 was unfavorably affected by higher persistency of older policies which have higher benefit ratios than newer policies. The interest-adjusted benefit ratio for specified disease products is calculated by dividing the insurance product's insurance policy benefits less interest income on the accumulated assets backing the insurance liabilities by insurance policy income.


Form 10-K - December 31, 2006
Results of Operations, page 48
Bankers Life, page 51
Conseco Insurance Group, page 57
Revised Disclosure Related to $7.4 Million Adjustment, page 51 and $13.3 Million Adjustment, page 57

Page 51 - Insurance policy benefits were reduced by a $7.4 million pre-tax adjustment during the fourth quarter of 2006. During the fourth quarter of 2006, we discovered that liabilities for certain payout annuity policies were not being properly released when policies terminated without a commutation payment (i.e., for a single premium immediate annuity policy payable for life, where a death had occurred). The error only affected the actuarial valuation of the policies; benefits to the policyholders were properly discontinued at the termination date. Approximately $1.8 million of the adjustment was determined to relate to the first three quarters of 2006, $1.1 million to 2005, $.6 million to 2004 and $3.9 million to periods prior to 2004.

Page 57 - During the fourth quarter of 2006, we recorded a pre-tax adjustment that increased insurance policy benefits by $13.3 million. We determined that we had not been establishing insurance product liabilities for certain insurance benefits for several years. Our specified disease policies typically have a number of different benefits that are independently valued by our actuarial valuation system. During a conversion to a newer valuation system, we discovered the required liabilities for insurance products for some benefits were not generated due to an internal programming logic error. In addition, we determined that certain factors used to calculate the liability for the base policies were incorrect. This adjustment was offset by a $1.6 million reduction in the amortization of insurance intangibles. Approximately $2.1 million of the adjustment was determined to relate to the first three quarters of 2006, $7.7 million to 2005, $4.1 million to 2004 and $(2.2) million to periods prior to 2004.


Other Business in Run-off, page 64
Revised Disclosure Related to $7.1 Million Adjustment, page 64

Second, incurred claims increased by $7.1 million as a result of the net effect of several changes we made to our reserve estimation process. Approximately $(.1) million of the changes were determined to relate to the first three quarters of 2006, $2.3 million relate to 2005, $.2 million relate to 2004, and $4.7 million relate to periods prior to 2004. The changes we made generally related to errors in the program logic of our actuarial valuation system that have existed for several years, prior to August 31, 2003, the date we implemented fresh-start accounting in accordance with Statement of Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code." These changes included the following:

     o In the process of reviewing our claim estimates, we discovered that some claim liabilities related to policies with inflation riders had previously been estimated excluding inflation benefits. We changed our estimates to properly reflect the inflation benefits.

     o We also discovered that some claim liabilities related to policies providing lifetime benefits had been estimated based on the assumption the benefit period was limited. We changed our estimates to properly reflect the benefit periods.

     o Certain claims in this segment are being paid pursuant to non-forfeiture benefits, which are provided in certain cases when the policyholder elects this option and ceases paying premiums. Liabilities for these claims are provided for as they are incurred, until an aggregate maximum (or "pool of money") is exhausted. During the fourth quarter of 2006, we discovered that some claim liabilities for non-forfeiture benefits had been estimated based on the original pool of money benefit, rather than pool amounts reduced by benefits previously paid. We changed our estimates to properly reflect the benefits available for these policies.

                                   Exhibit 2-1

                   Revised Disclosure Regarding $54.1 Million
                        Increase in Claim Reserves in Our
                        Other Business in Run-off Segment

                   Revised Disclosure Regarding $54.1 Million
                        Increase in Claim Reserves in Our
                        Other Business in Run-off Segment


The Company calculates its best estimate of claim reserves based on all of the information available to it at that time, which necessarily takes into account new experience emerging during the period. We estimate these claim reserves using various generally recognized actuarial methodologies which are based on informed estimates and judgments that are believed to be appropriate. As additional experience emerges and other data become available, these estimates and judgments are reviewed and may be revised. Significant assumptions made in estimating claim reserves for long-term care policies include expectations about the: (i) duration; (ii) cost of care and benefit utilization; (iii) interest rate utilized to discount claim reserves; (iv) claims that have been incurred but not yet reported; (v) claims that have been closed but are expected to reopen; and (vi) claims that have been received that will ultimately become claims that have payments associated with them.

During the fourth quarter of 2006, we increased claim liabilities for the long-term care insurance block in our Other Business in Run-off segment by $54.1 million as a result of changes in our estimates of claim reserves incurred in prior periods. Approximately $24.5 million of this increase related to claims with incurral dates in the first three quarters of 2006 and $29.6 million related to claims with incurral dates prior to 2006.

The $54.1 million adjustment primarily related to two assumption changes reflecting recent trends we noted in our claims experience in the fourth quarter of 2006:

     (i) Benefit utilization assumptions: Most of our long-term care policies provide for the payment of covered benefits up to a maximum daily benefit specified in the policy. When we estimate claim reserves for these policies, we make an assumption regarding the percentage of the maximum daily benefit that will be paid (since not all policyholders will incur claims at the maximum daily benefit level). We base our assumptions on studies of actual experience. Such assumptions are periodically adjusted to reflect current trends. In the fourth quarter of 2006, we updated our studies of benefit utilization. Recent experience reflected a trend that we did not observe in previous studies: policyholders are incurring claims closer to the maximum benefit level, and the ratio of incurred claims to maximum benefits is increasing faster as claims age.

          Accordingly, we updated our assumptions to reflect these trends, which had the effect of increasing our claim reserves by approximately $25 million.

     (ii) Liabilities for incurred but not reported claims: In determining the estimate of claims incurred in a particular period, we must make an assumption regarding the ultimate liability for claims that have been incurred but not yet reported to us. This assumption is based on historical studies related to claims that are reported to us after the date of our financial statements, but were incurred prior to the date of our financial statements. For the most recent incurral periods, we apply loss ratio adjustments to our estimates of liabilities for incurred but not reported claims in an effort to ensure the ratio of incurred claims to premiums (incurred loss ratio) related to these estimated unreported claims, reflects recent trends in our experience. During 2006, we experienced a significant increase in the incurred loss ratio for 2005 and 2006 incurral periods. We increased the aforementioned loss ratio adjustments in response to this experience, which had the effect of increasing our claim reserves by approximately $27 million.

                                   Exhibit 3-1

                          Revised Disclosure Regarding
          "Income (loss) before net realized investment gains (losses), net of related amortization, and before income taxes"

     Revised Disclosure Regarding "Income (loss) before net realized investment gains (losses), net of related amortization, and before income taxes".

     RESULTS OF OPERATIONS:

     We manage our business through the following: three primary operating segments, Bankers Life, Conseco Insurance Group and Colonial Penn which are defined on the basis of product distribution; a fourth segment comprised of other business in run-off; and corporate operations, which consists of holding company activities and certain noninsurance businesses.

     Please read this discussion in conjunction with the consolidated financial statements and notes included in this Form 10-K.

     The following tables and narratives summarize the operating results of our segments (dollars in millions):

                                                                               2006             2005            2004
                                                                               ----             ----            ----
Income (loss) before net realized investment gains (losses), net of related amortization, and before income taxes (a non-GAAP measure) (a):
      Bankers Life ......................................................     $258.4           $234.4          $ 210.9
      Conseco Insurance Group............................................       32.0            256.7            257.7
      Colonial Penn......................................................       21.6             20.0             18.0
      Other Business in Run-off..........................................      (41.9)            77.2             65.8
      Corporate operations...............................................      (80.7)           (84.8)          (125.5)
                                                                              ------           ------          -------

                                                                               189.4            503.5            426.9
                                                                              ------           ------          -------

Net realized investment gains (losses), net of related amortization:
      Bankers Life ......................................................      (16.3)            (3.2)            10.6
      Conseco Insurance Group............................................      (12.6)             3.4             12.8
      Colonial Penn......................................................         .2               .6              2.1
      Other Business in Run-off..........................................       (8.0)              .5              4.5
      Corporate operations...............................................        (.4)            (1.4)            (2.8)
                                                                              ------           ------          -------

                                                                               (37.1)             (.1)            27.2
                                                                              ------           ------          -------

Income (loss) before income taxes:
      Bankers Life ......................................................      242.1            231.2            221.5
      Conseco Insurance Group............................................       19.4            260.1            270.5
      Colonial Penn......................................................       21.8             20.6             20.1
      Other Business in Run-off..........................................      (49.9)            77.7             70.3
      Corporate operations...............................................      (81.1)           (86.2)          (128.3)
                                                                              ------           ------          -------

       Income before income taxes........................................     $152.3           $503.4          $ 454.1
                                                                              ======           ======          =======

--------------------
     (a) These non-GAAP measures as presented in the above table and in the following segment financial data and discussions of segment results exclude net realized investment gains (losses), net of related amortization and before income taxes. These are considered non-GAAP financial measures. A non-GAAP measure is a numerical measure of a company's performance, financial position, or cash flows that excludes or includes amounts that are normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP.

          These non-GAAP financial measures of "income (loss) before net realized investment gains (losses), net of related amortization, and before income taxes" differ from "income (loss) before income taxes" as presented


                                       42

          in our consolidated statement of operations prepared in accordance with GAAP due to the exclusion of before tax realized investment gains (losses), net of related amortization. We measure segment performance for purposes of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), excluding realized investment gains (losses) because we believe that this performance measure is a better indicator of the ongoing businesses and trends in our business. Our investment focus is on investment income to support our liabilities for insurance products as opposed to the generation of realized investment gains (losses), and a long-term focus is necessary to maintain profitability over the life of the business. Realized investment gains (losses) depend on market conditions and do not necessarily relate to decisions regarding the underlying business of our segments. However, "income (loss) before net realized investment gains (losses), net of related amortization, and before income taxes" does not replace "income (loss) before income taxes" as a measure of overall profitability. We may experience realized investment gains (losses), which will affect future earnings levels since our underlying business is long-term in nature and we need to earn the assumed interest rates on the investments backing our liabilities for insurance products to maintain the profitability of our business. In addition, management uses this non-GAAP financial measure in its budgeting process, financial analysis of segment performance and in assessing the allocation of resources. We believe these non-GAAP financial measures enhance an investor's understanding of our financial performance and allows them to make more informed judgments about the Company as a whole. These measures also highlight operating trends that might not otherwise be transparent. The table above reconciles the non-GAAP measure to the corresponding GAAP measure.

                                   Exhibit 3-2

                        Revised Disclosure Regarding Our
                           "Business Segment" Footnote

          Revised Disclosure Regarding Our "Business Segment" Footnote


     We manage our business through the following: three primary operating segments, Bankers Life, Conseco Insurance Group and Colonial Penn, which are defined on the basis of product distribution; a fourth segment comprised of other business in run-off; and corporate operations, which consists of holding company activities and certain noninsurance businesses. These segments reflect the addition of Colonial Penn as a separate segment resulting from a change in how management disaggregates the Company's operations for making internal operating decisions in the fourth quarter of 2006. Colonial Penn's operations were previously aggregated with the Bankers Life segment. We have restated all prior period segment disclosures to conform to management's current view of the Company's operating segments.

     We measure segment performance for purposes of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), excluding realized investment gains (losses) because we believe that this performance measure is a better indicator of the ongoing business and trends in our business. Our investment focus is on investment income to support our liabilities for insurance products as opposed to the generation of realized investment gains (losses), and a long-term focus is necessary to maintain profitability over the life of the business. Realized investment gains (losses) depend on market conditions and do not necessarily relate to decisions regarding the underlying business of our segments. We may experience realized investment gains (losses), which will affect future earnings levels since our underlying business is long-term in nature and we need to earn the assumed interest rates on the investments backing our liabilities for insurance products to maintain the profitability of our business.

     Operating information by segment was as follows (dollars in millions):

                                                                               2006           2005            2004
                                                                               ----           ----            ----
Revenues:
    Bankers Life:
       Insurance policy income:
            Annuities....................................................    $   64.7        $   58.6        $   52.7
            Supplemental health..........................................     1,240.7         1,203.7         1,163.2
            Life.........................................................       155.5           132.7            80.1
            Other........................................................        84.6            10.7            11.5
       Net investment income (a).........................................       525.6           448.0           386.9
       Fee revenue and other income (a)..................................         6.0             1.1             1.5
                                                                             --------        --------        --------

                Total Bankers Life revenues..............................     2,077.1         1,854.8         1,695.9
                                                                             --------        --------        --------

    Conseco Insurance Group:
       Insurance policy income:
            Annuities....................................................        16.0            18.6            22.1
            Supplemental health..........................................       614.4           659.6           719.1
            Life.........................................................       353.4           372.7           390.9
            Other........................................................        11.0            13.1            16.3
       Net investment income (a).........................................       733.3           702.0           723.8
       Fee revenue and other income (a)..................................         1.0             1.9             4.8
                                                                             --------        --------        --------

                Total Conseco Insurance Group
                    revenues.............................................     1,729.1         1,767.9         1,877.0
                                                                             --------        --------        --------

    Colonial Penn:
       Insurance policy income:
            Supplemental health..........................................        11.1            13.0            14.5
            Life.........................................................        99.7            86.8            81.4
            Other........................................................         1.3             1.5             1.7
       Net investment income (a).........................................        38.2            38.2            38.3
       Fee revenue and other income (a)..................................          .6              .7              .4
                                                                             --------        --------        --------

                Total Colonial Penn revenues.............................       150.9           140.2           136.3
                                                                             --------        --------        --------

    Other Business in Run-off:
       Insurance policy income - supplemental health.....................       336.6           359.1           395.8
       Net investment income (a).........................................       179.5           177.6           167.5
       Fee revenue and other income (a)..................................          .4              .5              .8
                                                                             --------        --------        --------

                Total Other Business in Run-off
                    revenues.............................................       516.5           537.2           564.1
                                                                             --------        --------        --------

    Corporate operations:
       Net investment income (a).........................................        29.8             8.8             2.1
       Fee and other income..............................................        11.2            20.5            14.0
                                                                             --------        --------        --------

                Total corporate revenues.................................        41.0            29.3            16.1
                                                                             --------        --------        --------

                Total segment revenues...................................     4,514.6         4,329.4         4,289.4
                                                                             --------        --------        --------

                            (continued on next page)

                         (continued from previous page)

                                                                               2006           2005            2004
                                                                               ----           ----            ----
Expenses:
    Bankers Life:
       Insurance policy benefits.........................................     1,437.0         1,294.2         1,172.0
       Amortization......................................................       223.8           184.7           166.4
       Interest expense on investment borrowings.........................          .1             1.3             2.3
       Other operating costs and expenses................................       157.8           140.2           144.3
                                                                             --------        --------        --------

            Total Bankers Life expenses..................................     1,818.7         1,620.4         1,485.0
                                                                             --------        --------        --------

    Conseco Insurance Group:
       Insurance policy benefits.........................................     1,077.7         1,065.6         1,151.1
       Amortization......................................................       174.5           168.6           156.7
       Interest expense on investment borrowings.........................          .8             4.9             5.2
       Costs related to the tentative litigation settlement..............       165.8             9.2             4.9
       Other operating costs and expenses................................       278.3           262.9           301.4
                                                                             --------        --------        --------

            Total Conseco Insurance Group
              expenses...................................................     1,697.1         1,511.2         1,619.3
                                                                             --------        --------        --------

    Colonial Penn:
       Insurance policy benefits.........................................        96.4            89.7            86.0
       Amortization......................................................        17.3            15.1            16.2
       Interest expense on investment borrowings.........................         -                .4              .3
       Other operating costs and expenses................................        15.6            15.0            15.8
                                                                             --------        --------        --------

            Total Colonial Penn expenses.................................       129.3           120.2           118.3
                                                                             --------        --------        --------

    Other Business in Run-off:
       Insurance policy benefits.........................................       457.3           351.1           386.1
       Amortization......................................................        17.9            22.8            18.5
       Interest expense on investment borrowings.........................         -               -                .2
       Other operating costs and expenses................................        83.2            86.1            93.5
                                                                             --------        --------        --------

            Total Other Business in Run-off
              expenses...................................................       558.4           460.0           498.3
                                                                             --------        --------        --------

    Corporate operations:
       Interest expense on corporate debt................................        52.9            48.1            71.5
       Interest expense on variable interest entity......................        19.7             3.6             -
       Costs related to the tentative litigation settlement..............         8.9             9.1             4.9
       Other operating costs and expenses................................        39.5            49.6            68.0
       (Gain) loss on extinguishment of debt.............................          .7             3.7            (2.8)
                                                                             --------        --------        --------

            Total corporate expenses.....................................       121.7           114.1           141.6
                                                                             --------        --------        --------

            Total segment expenses.......................................     4,325.2         3,825.9         3,862.5
                                                                             --------        --------        --------

    Income (loss) before net realized investment gains (losses), net of related amortization, and income taxes:
            Bankers Life.................................................       258.4           234.4           210.9
            Conseco Insurance Group......................................        32.0           256.7           257.7
            Colonial Penn................................................        21.6            20.0            18.0
            Other Business in Run-off....................................       (41.9)           77.2            65.8
            Corporate operations.........................................       (80.7)          (84.8)         (125.5)
                                                                             --------        --------        --------

                Segment income before net realized investment gains
                   (losses), net of related amortization, and
                   income taxes..........................................    $  189.4        $  503.5        $  426.9
                                                                             ========        ========        ========

--------------------
     (a) It is not practicable to provide additional components of revenue by product or services.

     A reconciliation of segment revenues and expenses to consolidated revenues and expenses is as follows (dollars in millions):

                                                                               2006           2005            2004
                                                                               ----           ----            ----
Total segment revenues...................................................    $4,514.6        $4,329.4        $4,289.4
Net realized investment gains (losses)...................................       (47.2)           (2.9)           40.6
                                                                             --------        --------        --------

    Consolidated revenues................................................    $4,467.4        $4,326.5        $4,330.0
                                                                             ========        ========        ========

Total segment expenses...................................................    $4,325.2        $3,825.9        $3,862.5
Amortization related to net realized investment gains (losses)...........       (10.1)           (2.8)           13.4
                                                                             --------        --------        --------

    Consolidated expenses................................................    $4,315.1        $3,823.1        $3,875.9
                                                                             ========        ========        ========

     Segment balance sheet information was as follows (dollars in millions):

                                                                                                2006             2005
                                                                                                ----             ----
Assets:
   Bankers Life.........................................................................      $11,880.1         $10,952.5
   Conseco Insurance Group..............................................................       15,652.7          15,485.6
   Colonial Penn........................................................................          866.4             863.2
   Other Business in Run-off............................................................        3,678.0           3,723.6
   Corporate operations.................................................................          640.1             500.4
                                                                                              ---------         ---------

        Total assets....................................................................      $32,717.3         $31,525.3
                                                                                              =========         =========

Liabilities:
   Bankers Life.........................................................................      $10,222.6         $ 9,362.4
   Conseco Insurance Group..............................................................       12,276.3          12,298.2
   Colonial Penn........................................................................          729.4             737.1
   Other Business in Run-off............................................................        3,298.2           3,371.3
   Corporate operations.................................................................        1,477.7           1,236.5
                                                                                              ---------         ---------

        Total liabilities...............................................................      $28,004.2         $27,005.5
                                                                                              =========         =========

     The following table presents selected financial information of our segments (dollars in millions):

                                                      Value of
                                                      policies
                                                      inforce
                                                       at the     Cost of
                                                      Effective   policies        Insurance
Segment                                                 Date      produced       liabilities
-------                                                 ----      --------       -----------
2006
----
Bankers Life................................          $  914.7    $  740.5       $ 9,963.3
Conseco Insurance Group.....................             979.9       277.3        11,897.4
Colonial Penn...............................              71.7        88.9           714.1
Other Business in Run-off...................             170.9         -           3,398.5
                                                      --------    --------       ----------

   Total....................................          $2,137.2    $1,106.7       $25,973.3
                                                      ========    ========       =========

2005
----
Bankers Life................................          $1,017.3      $539.1       $ 9,149.1
Conseco Insurance Group.....................           1,094.6       161.9        12,141.5
Colonial Penn...............................              81.3        57.8           716.4
Other Business in Run-off...................             188.8         -           3,391.9
                                                      --------      ------       ----------

   Total....................................          $2,382.0      $758.8       $25,398.9
                                                      ========      ======       =========















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